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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No: )*


                                 Matech Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57666R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57666R105

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

            GAM Holding Ltd
          -------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)      .............................................................
          (b)      .............................................................

     3.   SEC Use Only


     4.   Citizenship or Place of Organization

          Switzerland
          -----------

Number of               5.           Sole Voting Power
Shares                               3,456,250
Beneficially            6.           Shared Voting Power
Owned by
Each Reporting                       ----------
Person With*            7.           Sole Dispositive Power
                                     3,456,250
                        8.           Shared Dispositive Power

                                     ----------

     9. Aggregate Amount Beneficially Owned by Each Reporting Person

        3,456,250
        ------------

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    11. Percent of Class Represented by Amount in Row (9)

         2.89%  (based on the total of 119,458,740 outstanding shares of common
        -------
        stock)

    12. Type of Reporting Person (See Instructions)  HC
                                                     ----

*GAM Holding Ltd. disclaims beneficial ownership of such securities.

Item 1.
       (a) Name of Issuer   Matech Corp
                            -----------

       (b) Address of Issuer's Principal Executive Offices
           11661 San Vicente Boulevard,
           Suite 707,
           Los Angeles, California 90049

Item 2.
        (a) Name of Person Filing
            GAM Holding Ltd
            ---------------

        (b) Address of Principal Business Office or, if none, Residence Klaustrasse 10, 8008 Zurich, Switzerland
            ----------------------------------------

        (c) Citizenship
            Switzerland
            -----------

        (d) Title of Class of Securities
            Common Stock
            ------------

        (e) CUSIP Number
            57666R105
            ---------

Item 3.   If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
          240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ]  (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [ ]  (e) An investment adviser in accordance
         withss.240.13d-1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

    [X] (g) A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ]  (j) Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


              (a)    Amount beneficially owned: 3,456,250
                                                ---------

              (b) Percent of class: 2.89% (based on the total of 119,458,740 outstanding shares of common stock)

                     The percentage used herein was calculated based upon a total of 119,458,740 issued and outstanding shares of the company's common stock

              (c)    Number of shares as to which the person has:

                     (i) Sole power to vote or to direct the vote      3,456,250
                                                                       ---------
                     (ii) Shared power to vote or to direct the vote
                                                                       ---------
                     (iii) Sole power to dispose or to direct the
                           disposition of                              3,456,250
                                                                       ---------
                     (iv) Shared power to dispose or to direct the
                          disposition of
                                                                       ---------


Item 5.       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The securities reported herein (the "Securities") are beneficially owned by one or more investment funds or other accounts that, pursuant to investment management contracts, are managed by Swiss & Global Asset Management Ltd.
("Swiss & Global"), a wholly owned subsidiary of GAM Holding Ltd. Such investment management contracts grant to Swiss & Global all investment and voting power over the securities owned by such investment management clients. Therefore, Swiss & Global may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of the Securities.


Item 8.       Identification and Classification of Members of the Group

Not Applicable

Item 9.       Notice of Dissolution of Group

Not Applicable

Item 10. Certification

           The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 16, 2010
                                  -------------------------------------
                                                   Date

                                           /s/ Scott Sullivan
                                  -------------------------------------
                                                Signature

                                  Scott Sullivan, Group General Counsel
                                  -------------------------------------
                                                Name/Title

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to joint filing of the attached
Schedule 13G, and any and all amendments thereto, and expressly authorize GAM Holding Ltd, as the ultimate parent company of each of its undersigned subsidiaries, to file such Schedule 13G, and any and all amendments thereto, on behalf of each of them.


Date: February 16, 2010



GAM Holding Ltd

By: /s/ Scott Sullivan
Name: Scott Sullivan
Title: Group General Counsel



Swiss and Global Asset Management Ltd

By: /s/
Name:
Title: